SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2004

Commission File Number 001-14489

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Centro Oeste Celular Participações Holding Company
(Translation of Registrant's name into English)

SCS - Quadra 2, Bloco C, Edifício Anexo-Telebrasília Celular
-7° Andar, Brasília, D.F.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO, SOUTH HEMISPHERE'S LARGEST WIRELESS COMMUNICATION GROUP, ANNOUNCES THIRD QUARTER 2004 CONSOLIDATED RESULTS OF TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

Brasilia, Brazil – October 28, 2004 – Tele Centro Oeste Celular Participações S.A. - TCO, (BOVESPA: TCOC3 (ON = Common Shares)/TCOC4 (PN = Preferred Shares); NYSE: TRO), discloses today its consolidated results for the third quarter of 2004 (3Q04). The closing prices for October 28, 2004 were: TCOC3: R$ 12.29 / 1,000 shares, TCOC4: R$ 8.41 / 1,000 shares and TRO: US$ 9.00 / ADR (1 ADR = 3,000 PN shares). TCO operates in the Federal District and in 11 Brazilian states: Acre, Amazonas, Amapá, Goiás, Maranhão, Mato Grosso, Mato Grosso do Sul, Pará, Rondônia, Roraima and Tocantins, covering an area of 5.8 million km2 with 32.4 million inhabitants, which is approximately 18% of the total Brazilian population.

Tele Centro Oeste is controlled by Telesp Celular Participações S.A. which, along with Tele Leste Celular Participações S.A., Tele Sudeste Celular Participações S.A. and Celular CRT Participações S.A, make up the assets of the Joint Venture undertaken by Telefónica Móviles and Portugal Telecom, operating under the VIVO brand, Top of Mind in the Brazilian market. On October, 2004, VIVO Group reached 25 million customers, thus consolidating its market leadership.

HIGHLIGHTS 3Q04

•       Customer base increased by 47.7% and 8.3%, when compared to 3Q03 and 2Q04, respectively, a level above the market average, having reached 5,307 thousand customers.

•       Net additions in 3Q04 totaled 406 thousand new customers, 54.4% higher than the additions recorded for the same period of the previous year.

•       TCO's postpaid service customers base increased by 2.6% and prepaid service customers base increased by 63.1%, in relation to 3Q03.

•       Churn decreased 0.5 and 0.2 percentage points, compared to 3Q03 and 2Q04, respectively.

•       Postpaid ARPU increased by 2.5% and 3.0% when compared to 3Q03 and 2Q04, respectively.

•       EBITDA growth of 17.3% year over year, EBITDA margin of 42.9% in the period, which is 1.0 percentage point above the figures recorded for 3Q03.

•       Net profit of R$ 141.0 million in 3Q04, a 23.6% increase in relation to 3Q03.

•       Data revenues have continued to grow, increasing by 51.2% in relation to 3Q03, representing 4.0% of net service revenues in 3Q04 (3.1% in 3Q03).

•       Productivity increased in 3Q04 of 70.6% and 12.8% in relation to 3Q03 and 2Q04, respectively.

Technological Innovations

Since the last quarter of 2003, TCO has been operating a high speed Mobile Internet through its CDMA 1xRTT network which, by the end of September 2004 already covered the Federal District, and other 92 municipalities, reaching 50% of the population under its coverage in area 7 and 29 municipalities, reaching 37% of the population of area 8.

TCO has continued to focus data transmission services, having implemented new products such as "VIVO Direto", a quick connection cellular phone solution which provides communication function to pre-formatted groups of users, with increased coverage, voice quality, speed and new functions.

"VIVO Agenda", was commercially launched on the market in September an unprecedented service in Brazil that is designed to store information with increased safety, allowing the directions stored in the cellular phone agenda to be saved, recovered and transferred to a VIVO server.

On October 26, initially in the cities of São Paulo, Rio de Janeiro and Curitiba, VIVO launched on the market the CDMA2000 1xEV-DO (Evolution – Data Optimized) technology, considered by the International Telecommunications Union (UIT) as a Third-Generation access technology which, at a very high data transmission speed – up of to 2.4 Megabits per second (Mbps) – allows real-time access, through notebooks, PDAs and cellular phones, to services and applications such as e-mail, Internet, music and file downloads, in addition to video and audio streaming.

Basis for Presentation of Results

In accordance with Anatel's rules, on July 6, 2003, the Personal Mobile Service (SMP) operators implemented the Carrier Selection Codes (CSP) for domestic and international long distance calls,. Therefore, TCP operators no longer earn revenues from VC2 or VC3 calls, and currently derive revenue from the usage of their network (interconnection – VUM) for completing long distance calls.

The partial Bill & Keep (B&K) system was implemented at that same time, under which payment for use of local network among SMP operators is not made unless traffic rate among them exceeds 55%, that causes an impact on interconnection revenue and cost.

Some information disclosed in relation to 2Q04 and 3Q03 may have been re-classified, as applicable, for comparison purposes. Figures disclosed are subject to differences, due to rounding-up procedures.

CONSOLIDATED OPERATING PERFORMANCE

	3 Q 04	2 Q 04	Δ%	3 Q 03	Δ%
Total number of customers (thousand)	**5,307**	**4,901**	**8.3%**	**3,593**	**47.7%**
Contract	940	945	-0.5%	916	2.6%
Prepaid	4,367	3,956	10.4%	2,677	63.1%
Market Share (*)	**53.8%**	**55.0%**	**-1.2 p.p.**	**56.3%**	**-2.5 p.p.**
Net additions (thousand)	**406**	**449**	**-9.6%**	**263**	**54.4%**
Contract	(4)	(9)	-55.6%	24	-116.7%
Prepaid	410	458	-10.5%	239	71.5%
Market Share of net additions (*)	**42.6%**	**48.7%**	**-6.1 p.p.**	**47.6%**	**-5.0 p.p.**
Market penetration (*)	**30.3%**	**27.4%**	**2.9 p.p.**	**19.9%**	**10.4 p.p.**
SAC (R$)	**121**	**95**	**27.4%**	**70**	**72.9%**
Monthly Churn	**1.8%**	**2.0%**	**-0.2 p.p.**	**2.3%**	**-0.5 p.p.**
ARPU (in R$/month)	**32.5**	**33.7**	**-3.6%**	**41.0**	**-20.7%**
Contract	89.5	86.9	3.0%	87.3	2.5%
Prepaid	16.9	18.3	-7.7%	24.7	-31.6%
Total MOU (minutes)	**84**	**91**	**-7.7%**	**102**	**-17.6%**
Contract	224	207	8.2%	189	18.5%
Prepaid	50	59	-15.3%	70	-28.6%
Employees	**1,380**	**1,437**	**-4.0%**	**1,594**	**-13.4%**
Productivity (customer / employee)	3,846	3,411	12.8%	2,254	70.6%

(*) source: Anatel

Consolidated TCO's Operating Highlights

•       TCO's customer base increased by 47.7% in the last 12 months and 8.3% in the quarter. Net additions in the quarter were 54.4% greater than those recorded in 3Q03, which reflects intense sales activity.

•       TCO recorded a 42.6% market share of net additions in 3Q04, confirming its leadership position in the market leadership, with 53.8% market share.

•       Churn recorded 1.8%, a drop of 0.5 and 0.2 percentage points in relation to 3Q03 and 2Q04, respectively reflecting the Company's customer loyalty program that included initiatives such as "Overlay CDMA", which among others features offers discounts on handsets to postpaid customers in technological migration.

•       SAC increased by 72.9% and 27.4%, when compared to 3Q03 and 2Q04 respectively, due to increased expenses with subsidies, commissions and advertising, due to lower entry barriers employed by the market.

•       Blended ARPU was R$ 32.5, down 20.7% in relation to 3Q03, having been impacted by (i) negative change in the customer mix equivalent to R$ 4.7 (prepaid customer base grew 63.1% accounting for 82.3% of the total base, compared with 74.5% in 3Q03), and the SMP effect (R$ 1.6); (ii) drop in incoming MOU of 27.3%, and (iii) higher incidence of free minutes bonus. Normalized by the mix and SMP effects, the decrease in the blended ARPU would be R$ 2.2, or 5.4%. Comparing with 2Q04, blended ARPU decreased by 3.6%, as a result, mainly, of the 6.7% decrease in the prepaid incoming MOU.

•       Growing improvement in operating efficiency can be measured by the increase in productivity in 3Q04, of 70.6% and 12.8% in relation to 3Q03 and 2Q04, respectively.

Operating Highlights - Area 7

•       In 3Q04, the customer base in Area 7 increased by 44.0%, when compared with 3Q03 and 7.4% in relation to 2Q04, reaching 4,179 thousand customers by the end of the period. Net additions in the quarter were 35.0% above those recorded in 3Q03.

•       In area 7, postpaid customer base increased by 2.9% when compared to 3Q03, as a result of the Company's strategy to increase its focus on the corporate market. Prepaid customer base increased by 58.9% in the same period.

•       In 3Q04, the area 7 was responsible for a 47.0% market share of net additions in the states in which it operates, where three mobile companies operate, continuing to be a market leader with 63.5% market share, the highest market share obtained by Brazilian wireless companies.

Operating Highlights – Area 8

•       In 3Q04, the customer base in Area 8 increased by 63.4% and 11.7%, as compared to 3Q03 and 2Q04 respectively reaching 1,129 thousand customers by the end of the period. Net additions in the period were 138,8% above those recorded in 3Q03.

•       In the period, TCO's Area 8 was responsible for a steady 34.6% share of net additions in the states where it operates, causing the market share to remain stable.

Net Service Revenues

The Company's net service revenues in 3Q04 was R$ 497.5 million, representing 16.9% and 5.3% increases in relation to 3Q03 and 2Q04 respectively. The revenue increase is a result of the 47.5% average customer base growth in relation to 3Q03, which on its turn is partially offset by the increased volume of promotions (bonus minutes), by an increase in prepaid customer as a percentage of the total base (82% in 3Q04 and 75% in 3Q03) and by the SMP effect (Bill & Keep and CSP).

Data Revenues

Data revenues have increased by 51.2% and 6.1% in relation to 3Q03 and 2Q04 respectively, representing 4.0% of the net service revenues in 3Q04 (3.1% in 3Q03). Such increase was possible due to the availability of new services and, to a more widespread access to, and use of these services. The average number of SMS messages sent per month in 3Q04 was approximately 38 million, 45% higher than the average recorded in the same period of 2003.

Personnel Cost

Personnel cost in 3Q04 increased by 25.1% in relation to the same period of the previous year. Such increase was due to the collective terms agreement signed in November, 2003, which approved a 7.5% salary increase, indemnities and additional payroll. When compared to 2Q04, the decrease results mainly from the adjustment to the provision for profit sharing.

Cost of Services Rendered

In 3Q04, cost of services rendered by TCO was reduced by 46.1% when compared to 3Q03, due to drops in the costs of means of connection, interconnection and miscellaneous fees.

Cost of Goods Sold

The cost of goods sold by the Company in the quarter recorded a 54.9% increase, as compared to 2Q03, due to intense commercial activities and focus on programs for exchange of TDMA for CDMA handsets due to technology change.

Selling Expenses

In 3Q04, selling expenses increased by 47.4%, due to increased commercial activities. In relation to 2Q04, the 17.5% growth was impacted by an increase in the provision for bad debtors and by the higher number of additions.

Bad Debt

In 3Q04, the provision for bad debt (PDD), in the amount of R$ 23.0 million, included the reversal of the provision booked in 1Q04, of R$ 4.2 million. The 2Q04 is impacted by the reversal of non-recurring adjustments of R$ 7.1 million, relating to settlements of interconnection claims. The duly normalized PDD would record an increase of 13.9% (2.4% of gross revenue).

EBITDA

In 3Q04, TCO's EBITDA (earnings before interests, taxes, depreciation and amortization) was R$ 247.7 million, a 17.3% increase in relation to 3Q03, representing a 42.9% margin, remaining stable in comparison to 3Q03, in spite of the competitive pressures in the period, where the entry barriers reduced substantially.

Depreciation and Amortization

The 7.6% reduction in depreciation, in relation to 3Q03, was caused by the effect of adjusting the useful life of some assets and improvements. The 3.3% increase in comparison to 2Q04 is a result of investments being currently effected.

Financial Result

TCO's net financial income in 3Q04 improved by R$ 8.1 million when compared to 2Q04, mainly in function of the change in Pis and Cofins on financial revenues both started being levied from last August onwards exclusively on gains from derivatives and Interests on Capital (R$ 4.0 million). All financial revenues were taxed in 2Q04. Another effect that occurred in this period at TCO was the increase in the cash equivalents (R$ 3.3 million). The appreciation of Brazilian Real vis-a-vis the US Dollar in the quarter generated exchange gains on loans, offset by losses in derivatives transactions.

Net Profit

The net profit in the quarter was R$ 141.0 million, having increased by 23.6% and 3.0% in relation to 3Q03 and 2Q04, respectively (Table 1).

LOANS AND FINANCING

Lenders (R$ million)	R$	US$	URTJLP(*)	UMBND(**)
	CURRENCY			
Financial institutions	16.8	103.4	138.4	13.0
Total	**16.8**	**103.4**	**138.4**	**13.0**
Exchange rate used	-	2.8586	-	-
Payment schedule - LT				
2006	0.6	23.9	12.8	1.0
2007	2.6	28.9	37.3	3.8
as from 2006	13.2	0.0	36.3	4.2
Total	**16.4**	**52.8**	**86.4**	**9.0**

NET DEBT

	Sep 30/04	Jun 30/04
Short Term	107.0	109.6
Long Term	164.6	182.1
Total debt	**271.6**	**291.7**
Cash and cash equivalents	(1,042.0)	(1,005.6)
Derivatives	17.1	4.5
Net Debt	**(753.3)**	**(709.4)**

(*) BNDES long term interest rate unit

(**) A UMBNDES - basket of foreign currencies unit, US dollar predominant

Indebtedness

On September 30, 2004, TCO loans and financings amounted to R$ 271.6 million (R$ 291.7 million on June 30, 2004), 93.8% of which is nominated in foreign currency. The company has celebrated exchange rate hedging contracts thus protecting 100% of its debt against foreign exchange volatility. This debt was offset by cash and financial investments (R$ 1,042.0 million) and by derivative assets and liabilities (R$ 17.1 million payable) resulting in a net cash position of R$ 753.3 million, 6.2% above the 2Q04. At the end of 3Q04, short-term debt represented 39.4% of total debt.

Capital Expenditures

During 3Q04, R$ 140.1 million were invested in property, plant and equipment, mainly in projects for improvement and capacity expansion of the services rendered. Also significant was the investment to implement the CDMA (1xRTT) overlay. CAPEX represented 18.0% of net revenues in the year.

Operating Cash Flow

The positive operating cash flow evidences that TCO has generated funds from its operations that are enough to implement its capital expenditures program, reacting R$ 107.6 million in the quarter.

Capital Market

In 3Q04, the value of TCO's common shares (ON) and preferred shares (PN) increased by 1.9% and 2.4%, respectively, while Bovespa index increased by 9.9%. Throughout this period, the Company's preferred shares were traded in 100% of the stock exchange floor sessions, with an average daily financial volume of trades of R$ 8.6 million, compared to R$ 5.6 million in the equal period of 2003.

TCO's Level II ADRs appreciated by 11.2% during the quarter, compared to a 3.4% drop in Dow Jones index. The daily average volume of TCO ADRs traded at the NYSE during 3Q04 was US$ 1.9 thousand, compared to US$ 1.2 thousand in 3Q03.

Subsequent Events

•         On October 08, 2004, the Voluntary Public Tender Offer of Shares (VTO) for acquisition of the preferred shares of Tele Centro Oeste Participações S.A. (TCO) by TCP was concluded. The volume of shares offered at the auction of the VTO exceeded the maximum number to be acquired by TCP (84,252,534,000). As a result of this, each shareholder who adhered to the OPA received, by reason of the apportionment, for each offered share, 0.5547 preferred shares issued by TCO and acquired by the Company. After the VTO, TCP held 32.76% of all TCO's preferred shares, representing an increase from 28.86% to 50.65% in TCP's interest in TCO's capital stock.

•         VIVO signed an agreement with CTBC, the Algar Group's operator, that will enable it to offer its customers digital roaming based on CDMA 1x technology in 40 cities located in the southern part of the state of Minas Gerais and northern part of the state of São Paulo.

Further information about the above mentioned operations may be obtained from our web site: www.vivo.com.br/ir

Social Responsibility

•         "VIVO Voluntário" program was launched on October 4, with the support of VIVO Institute, which program is intended for stimulating solidarity and integrating employees, in order to thus disseminate Social Responsibility concepts and practices.

•         The Institute has been intensifying its actions including, among others, the partnership with Rômulo Maiorana Organizations – ORM, providing support to the new stage of the Itinerating Culture project, which makes Pará State culture known in the main municipalities of that State.

Prizes

•         VIVO was awarded, in August, the "Top RH 2004" prize from the Brazilian Association of Sales and Marketing Officers (ADVB), in recognition for its efforts to provide employees with the best "treatment" as far as health care is concerned.

•         VIVO brand was also awarded in September two of the most important prizes in the United Kingdom and the one that mostly attracts the attention in the business world: "Design Effectiveness Award: Brand Identity Over £100000" and "UK Trade & Investment Award", granted by DBA – Design Business Association.

Enclosed tables:

 Table 1: Consolidated Income Statements of TCO

Table 2: Consolidated Balance Sheets of TCO

VIVO – Investor Relations
Charles E. Allen Ana Beatriz Batalha Reinaldo A. Araújo Antonio Sergio M. Botega	Carlos Alberto B. Lazar Maria Carolina de F. Gonçalves Maria Ednéia Pinto

Telephone number: +55 11 5105-1172 Email: ir@vivo.com.br Information avaiable from the website: http://www.vivo.com.br/ir

 This press release contains forecasts of future events. Such statements are not statements of historical fact, and merely reflect the expectations of the company's management. The terms "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "projects", "aims" and similar terms are intended to identify these statements, which obviously involve risks or uncertainties which may or may not be foreseen by the company. Accordingly, the future results of operations of the Company may differ from its current expectations, and the reader should not rely exclusively on the positions taken herein. These forecasts speak only of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

TABLE 2: CONSOLIDATED BALANCE SHEET

R$ million

ASSETS	Sept-30-04	Jun-30-04
Current Assets	**1,879.4**	**1,890.3**
Cash and cash equivalents	1,042.0	1,005.6
Net accounts receivable	430.0	441.5
Inventory	113.8	131.7
Deferred and recoverable taxes	243.9	246.3
Derivatives transactions	0.0	0.3
Other current assets	49.7	64.9
Long Term Assets	**489.5**	**504.4**
Derivatives transactions	0.0	0.6
Deferred and recoverable taxes	449.9	467.3
Other long term assets	39.6	36.5
Permanent Assets	**1,056.3**	**971.1**
Investment	3.4	3.8
Plant, property and equipment	1,029.3	942.7
Deferred assets	23.6	24.6
Total Assets	**3,425.2**	**3,365.8**
LIABILITIES		
Current Liabilities	**679.6**	**757.7**
Suppliers and Consignment	295.0	368.7
Taxes, fees and contributions	85.3	102.1
Interest on own capital	132.5	132.4
Loans and financing	107.0	109.6
Contingencies provision	4.7	2.4
Derivatives transactions	9.7	3.4
Other current liabilities	45.4	39.1
Long Term Liabilities	**301.4**	**305.0**
Loans and financing	164.6	182.1
Contingencies provision	126.0	117.5
Derivatives transactions	7.4	2.0
Other long term liabilities	3.4	3.4
Shareholder's Equity	**2,444.1**	**2,303.0**
Funds for capitalization	**0.1**	**0.1**
Total Liabilities	**3,425.2**	**3,365.8**

GLOSSARY

Financial Terms:

CAPEX – Capital Expenditure

EBIT – Earnings before interest and taxes.

EBITDA – Earnings result before interest. taxes. depreciation and amortization.

PDD – Provision for bad debt. A concept in accounting that measures the provision made for accounts receivable overdue for more than 90 days.

NE – Shareholders' Equity

Current Capital (Short-term capital) = Current assets – Current liabilities

Working capital = Current Capital – Net Debt

Net debt = Gross debt – cash – financial investments – securities – asset from derivative transactions + liability from derivative transactions

Net Debt / EBITDA – Index which evaluates the Company's ability to pay its debt with the generation of operating cash within a one-year period.

Indebtedness = Net Debt / (Net Debt + NE) – Index which measures the Company's financial leverage.

Operating Cash Flow = EBITDA – CAPEX.

EBITDA Margin = EBITDA / Net Operating Revenue.

Subsidy = (net revenue from goods – cost of goods sold + discounts given by suppliers) / gross additions

Technology and Services

1XRTT – (1x Radio Transmission Technology) – It is the CDMA 2000 1X technology which, pursuant to the ITU (International Telecommunication Union). and in accordance with the IMT-2000 rules is considered 3G (third generation) Technology.

CDMA 2000 1xEV-DO – 3rd Generation access technology with data transmission speed of up to 2.4 Megabits per second

CDMA – (Code Division Multiple Access) – Wireless interface technology for cellular networks based on spectral spreading of the radio signal and channel division by code domain.

CSP – Carrier Selection Code

SMP – Personal Mobile Services

SMS – Short Message Service – Short text message service for cellular handsets. allowing customers to send and receive alphanumerical messages.

WAP – Wireless Application Protocol is an open and standardized protocol started in 1997 which allows access to Internet servers through specific equipment. a WAP Gateway at the carrier. and WAP browsers in customers' handsets. WAP supports a specific language (WML) and specific applications (WML script).

ZAP – A service which allows quick wireless access to the Internet through a computer, notebook or palmtop, using the CDMA 1XRTT technology.

Operating indicators:

ARPU (Average Revenue per User) – net revenue from services per month / monthly average of customers in the period

Postpaid ARPU – ARPU of postpaid service users.

Prepaid ARPU – ARPU of prepaid service users

Customers – Number of wireless lines in service.

MOU (minutes of use) – monthly average. in minutes. of traffic per customer = (Total number of outgoing minutes + incoming minutes) / monthly average of customers in the period

Postpaid MOU – MOU of postpaid service users.

Prepaid MOU – MOU of prepaid service users

SAC – cost of acquisition per customer = (70% marketing expenses + costs of the distribution network + handset subsidies) / gross additions.

VC1 – Local calls

VC2 – Calls outside the area code and inside the State

VC3 – Calls outside the State

Gross additions – Total of customers acquired in the period.

Net additions = Gross Additions – number of customers disconnected

Blended ARPU – ARPU of the total customer base (contract + prepaid)

Churn rate = percentage of the disconnections from customer base during the period percentage of the disconnections from customer base during the period or the number of customers disconnected in the period / ((customers at the beginning of the period + customers at the end of the period) / 2)

Market share = Company's total number of customers / number of customers in its operating area

Market share of net additions: participation of estimated net additions in the operating area.

Market penetration = Company's total number of customers + estimated number of customers of competitors) / each 100 inhabitants in the Company's operating area

Productivity = number of customers / permanent employees

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 01, 2004

TELE CENTRO OESTE CELLULAR HOLDING COMPANY

By:	/S/ Paulo Cesar Pereira Teixeira
Paulo Cesar Pereira Teixeira Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.